Exhibit 99.2

São Paulo Bogotá Montevideo Santiago Patria & Moneda Transaction Overview SEPTEMBER 2021

2 Disclaimer This presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities of Patria Investments Limited . The information contained herein does not purport to be all - inclusive . The data contained herein is derived from various internal and external sources . Any estimates or projections included should not be relied upon as being necessarily indicative of future results . Forward Looking Statements This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . You can identify these forward - looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “would,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words . Such forward - looking statements are subject to various risks and uncertainties . Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements . We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20 - F for the year ended December 31 , 2020 , as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www . sec . gov . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings . We caution you not to place undue reliance on any forward - looking statements, which speak only as of the date of this investor presentation . We undertake no obligation to publicly update or review any forward - looking statement, whether as a result of new information, future developments or otherwise, and if we do update one or more forward - looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward - looking statements . There can be no assurance that the proposed transactions described in this presentation, which are subject to certain closing conditions, will be completed, nor can there be any assurance, if the transactions are completed, that any potential benefits of the transactions will be realized . The description of the transactions contained herein is only a summary and does not purport to be complete . Financial Information ; Use of Non - GAAP Financial Measures The financial information in this presentation is not audited . This presentation presents our fee related earnings and distributable earnings for the convenience of investors, which are non - GAAP financial measures . A non - GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure . For further information on why our management chooses to use these non - GAAP financial measures, and on the limits of using these non - GAAP financial measures, please see “Presentation of Financial and Other Information — Special Note Regarding Non - GAAP Financial Measures . ” in our annual report on Form 20 - F for the year ended December 31 , 2020 .

Patria & Moneda | A Compelling First Step In Our M&A Strategy

*Patria announces a combination with **Moneda Asset Management, a leading diversified asset manager with over $10bn in AUM across credit & equities, and a 25+ year track record of growth, profitability and performance** for a total upfront consideration of $315 million comprising 40% cash and 60% stock*

Patria Today (AUM in US$ bn)



Private Equity
Infrastructure
Country-specific:
- Real Estate (0.5)
- CEF/PIPE (0.3)
- Credit (0.2)
- Infra Core (0.1)
1.1
5.0
9.7
US$ 15.8 bn

Patria + Moneda (AUM in US$ bn)



Private Equity
Infrastructure
Real Estate
Credit
PIPE/Public Equities
Advisory & Distribution
2.0
0.5
3.0
9.7
5.1
5.5
US$ 25.9 bn
Total AUM

#1 Private Equity
#1 Infrastructure &
#1 Credit
alternative investment platform in Latin America

3 Pillars of our M&A strategy	✓ Enhance product offerings ✓ Expand geographic reach ✓ Improve distribution capabilities
~70%	of combined management fee revenues exposed only to USD
$0.12/share or ~12%	Pro forma FY 2021 estimated EPS accretion [1]

PATRIA

Data as of June 30, 2021. Totals may not sum due to rounding.

1) Pro forma FY 2021 accretion reflects the estimated accretion to Distributable Earnings based on Patria's latest full year guidance for 2021 combined with FY 2021 estimated earnings for Moneda. The transaction is currently expected to close prior to year end. These figures are estimates and preliminary and may differ from actual results.

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Moneda Overview

Platform Summary

- **Leading asset manager with a sticky US$10+bn AuM** base across credit & equities (13% CAGR since 2007), and **consistent FRE generation**
- **Partnership led by a like-minded, entrepreneurial team**, with well-established relationships and strong culture alignment
- **25+ year** track record of consistent strong performance and **alpha generation**
- **Diversified and loyal investor base** with more than 110 clients and deep relationships across LatAm
- **Highly sophisticated institutional investors** such as SWF, pension funds and HNWI, **driving long-term committed capital**
- **Robust bottom-up investment strategy drives alpha generation**, and is well suited to LatAm markets that highly value active management
- **40+** veteran investment team with **20+ years of experience** and **no turnover** among lead PMs

AUM Overview


2.0
US$
10.0 bn¹
Total AUM
5.3
2.7

High yield/ Public Credit	*Distinctive **bottom-up approach** with low ability to replicate elsewhere in the market*	#1
Private Credit	***Longstanding track record** especially in direct lending and distressed debt*	#1
Public Equities	***Activist and value investing approach,** leveraging deep expertise across LatAm*	
Constructivist Equity	***PE-like strategy** in equities mainly through flagship Pionero fund*	#1
Advisory & Distribution	***Complementary business** (Third party feeder funds + Wealth Mgmt)*	

Key Attributes

- More than 90% of Total AUM is Fee Earning AUM
- Sticky AUM base with low historical turnover, and more than 70% in closed-end funds with limited gates of liquidity
- Strong local and global institutional investor base represents 80% of total commitments
- 89% of AUM cannot be replicable by an ETF

1) As of June 30, 2021

#1 LATAM Strategies
#1 Chilean Strategies

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Strong Track Record of Investment Performance & Excess Return

Moneda's funds have consistently outperformed benchmarks and comparable peer funds

Asset Class	Fund (as June-21)	Currency	1-year	5-year	Since Inception	Excess Return (since inception)	Strategy AuM ($USD)[1]
Credit	**LATAM High Yield**	USD	**24.3% ★**	**8.7% ★**	**11.7% ★**	380 bps	3.4 bn
	Benchmark: CEMBI Broad Div. LATAM HY		15.9%	7.2%	7.9%		
	LATAM Local Currency	USD	**21.4% ★**	**2.9%**	**3.5% ★**	90 bps	0.9 bn
	Benchmark: GBI Broad Div LATAM		8.2%	2.7%	2.6%		
	Chilean High Yield	CLP	**19.9% ★**	**7.5% ★**	**8.8% ★**	190 bps	0.4 bn
	Benchmark: RA Corporativo Global		-4.4%	5.4%	6.9%		
Equities	**LATAM Large Cap**	USD	**54.8%**	**10.9%**	**0.6%**	310 bps	1.0 bn
	Benchmark: MSCI TR Latam Gross		45.3%	6.2%	-2.5%		
	Chilean Small Cap	CLP	**-0.4% ★**	**3.3% ★**	**13.0% ★**	600 bps	0.9 bn
	Benchmark: MSCI Chile SC Net		-2.2%	-0.2%	7.0%		
	LATAM Small Cap	USD	**62.0% ★**	**10.1% ★**	**4.9% ★**	400 bps	0.3 bn
	Benchmark: MSCI EM LATAM SC Net		53.0%	9.2%	0.9%		

Deep bottom-up approach

Actively managed strategies with proven investment approach

Proprietary valuation and credit analysis models

Deep knowledge in credit in both private and public markets

Client recognition

"GP of choice" in the region among local and global investors

PATRIA

1) Reflects Total AuM for the strategy. Returns calculated based on primary fund vehicle and exclude impact of separately managed accounts.

★ Leads peer group of comparable funds

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Strategic Rationale

1 *Satisfies all three pillars of our M&A strategy*

- Enhances product offering by adding a credit vertical that starts as #1 in LatAm and consolidates as the #1 PIPE manager in the region
- Adds geographical exposure within Latin America through client base and product offering
- Opens the opportunity for cross-selling leveraging complementary investor base

2 *Solidifies the leading Credit business in LATAM and positions Patria to seize a compelling market opportunity*

- Moneda is the largest credit player with the longest track record in LatAm excluding Brazil
- Sizeable LatAm-focused private credit opportunity with market size estimated as large as US$20-30 billion by 2025
- Combined platform to have over US$650M exposure to private credit with top quartile returns
- Unmatched sourcing and technical capabilities that combine Moneda's Pan-LatAm footprint with Patria's robust Brazil sourcing engine

3 *Creates a highly aligned partnership with incentives in place for long term sustainability*

- High-quality and reputable business with top-of-mind brand recognition
- Partnership led by a like-minded, entrepreneurial team, with well-established relationship and strong cultural alignment
- Earn-out structure and 5-year retention plan to partners and key people

4 *Accretive to FRE and DE in year one*

- Expected double digit accretion on both an FRE and DE basis in Year 1

PATRIA

This presentation contains forward-looking statements, which should not be relied upon. For more information, see slide 2.

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7 Growth & Synergy Opportunity Private & Public Credit Constructivist & Public Equities strategies Source : ANBIMA, Preqin, Central Bank of Brazil This presentation contains forward - looking statements, which should not be relied upon . For more information, see slide 2 . 26% 20 - year AuM CAGR Distribution & Advisory Global market has shown sustained high growth over the last 20 years 63% 5 - year AuM CAGR Leverage Moneda to lead the development of private credit in the region and to explore the sizable opportunity in Public Credit Leverage Moneda to expand Patria’s existing PIPE strategy more broadly across LatAm Leverage the complementary client base to cross - sell Leverage Moneda’s reputation and presence in Chile and LatAm to foster Patria’s flagship investments Estimated potential market size in 2025 as high as $20 - 30 bn (USD) Private Credit LatAm is outpacing other regions in the initial growth years Public Credit Outstanding value of High Yield and Investment Grade Corp Bonds in LatAm $350 bn (USD) Outstanding value of Local Currency Corporate Bonds in LatAm $230 bn (USD) Potential market size in 2025 for Constructivist Strategies in LatAm $55 - 75 bn (USD) Underlying market size of public equities in LatAm $2.2 Tn (USD) Cross - Selling & Deal Sourcing Leverage Moneda’s existing distribution relationships and wealth management platform to create a conduit for LatAm investor capital to access alternatives outside LatAm 6 of the world’s top 10 sovereign wealth funds… …and only 1 overlaps with Moneda Patria’s top global clients include... 10 of the world’s top 20 pension funds… …and only 1 overlaps with Moneda

8 Combined Platform Well - Positioned for Growth Pro - forma $15.8bn $10.0bn $25.9bn $8.3bn $9.7bn $18.0bn ~1.6% ~0.8% ~1.2% 75+mn 2 30+ mn 3 $105+mn 4 ~55% 2 40+% 3 50+% 4 Totals may not sum due to rounding . This presentation contains forward - looking statements, which should not be relied upon . For more information, see slide 2 . (1) As of June 30 , 2021 (2) Reflects recent FY 2021 guidance provided on Patria’s 2 Q 21 earnings call (3) Reflects estimates for full year 2021 (4) Pro forma FY 2021 reflects Patria’s latest full year guidance for 2021 combined with FY 2021 estimated earnings for Moneda . The transaction is expected to close during the 4 th quarter of 2021 . These figures are estimates, for illustrative purposes only, and may differ from actual results . Total AUM 1 FEAUM 1 Avg Mgmt Fee Rate 1 FRE FRE margin (%) In US$ Transaction expected to be accretive in Year One Pro forma estimates for 2021 would imply Distributable Earnings per share accretion of ~12% for the full year 4

9 Transaction Details Management Timing ▪ Total upfront consideration of $315 million in a combination of $128 million in cash and $187 million in PAX Class B common stock ▪ Contingent additional consideration of up to $59 million payable in years 2 and 3 after closing, subject to certain retention condition metrics for Moneda’s partners ▪ Potential earn - out of $71 million payable after 2023 subject to the achievement of certain revenue and profitability targets, and in the form of either cash or PAX Class A common stock at Patria’s discretion ▪ Combination is expected to be accretive to Distributable Earnings per share in year one after closing, and on a FY 2021 pro forma basis, would be approximately 12% accretive to expected DE per share 1 ▪ Transaction terms imply a low double - digit P/E multiple on expected 2021 earnings and a high single - digit P/E multiple on a forward - looking basis, presuming performance - based earnouts are maximized 2 Key Transaction Terms ▪ Moneda executives and senior management will continue in their current roles ▪ Moneda partners to remain fully committed to the combination with a 5 - year lock - up on stock consideration in place to ensure talent retention to foster the smooth combination of capabilities and execution of the growth path going forward ▪ Future compensation designed to incentivize and develop the next generation of talent and to align interests of Moneda team with Patria Management ▪ Closing is subject to anti - trust approvals and other customary conditions ▪ Combination is currently expected to close prior to year - end Timing This presentation contains forward - looking statements, which should not be relied upon . For more information, see slide 2 . (1) Pro forma FY 2021 reflects Patria’s latest full year guidance for 2021 combined with FY 2021 estimated earnings for Moneda . These figures are estimates, for illustrative purposes only, and may differ from actual results . (2) For illustrative purposes only . Based on current projections, which may differ from actual results .

10 Moneda Team Pablo Echeverría Founding Partner, Chairman and Portfolio Manager Portfolio Manager of the Chilean Equity Strategy since 1994 and Chairman since 2007 27+ years in Moneda (32+ years of experience) Alfonso Duval Partner and CEO Alfonso Duval is partner since 2011 and CEO of Moneda Asset Management since 2019 15+ years in Moneda (20+ years of experience) Vicente Bertrand Partner Vicente Bertrand is partner since 2015 and is Co - Portfolio Manager of the Chilean Equities strategy, managing over USD 1.7 billion in assets. 14+ years in Moneda (25+ years of experience) Esteban Jadresic Partner Esteban Jadresic is partner since 2015, Chief Economist and Global Investment Strategist at Moneda Asset Management since June 2008. 13+ years in Moneda (32+ years of experience) Ezequiel Camus Partner Ezequiel Camus is partner and Head of Institutional Clients ex Brazil of Moneda since June 2019. He is also responsible for the relationship with The Carlyle Group. 10+ years in Moneda (18+ years of experience) Alfredo Reyes Partner Partner and Head of Private Clients since 2008, the wealth management area of Moneda that manages around USD 700 million 13+ years in Moneda (35+ years of experience) Javier Montero Partner Javier Montero is partner since 2015 and manages over USD 5 billion in assets 12+ years in Moneda (22+ years of experience) Fernando Tisné Partner Portfolio Manager of all fixed income assets at Moneda Asset Management, which currently exceed USD 5 billion, and partner since 2006 27+ years in Moneda (27+ years of experience) Alejandro Olea Partner Alejandro Olea is partner since 2011, Head and Portfolio Manager of Latam Equities. He manages over USD 800 million in assets 18+ years in Moneda (21+ years of experience) Juan Luis Rivera Partner Head of Institutional Clients Global (ex - LatAm), based in NY and leads Moneda USA, partner since 2006. Since 2018 manages ESG. 15+ years in Moneda (26+ years of experience)